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04035234

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Remgro Limited

*CURRENT ADDRESS

PROCESSED

JUL 06 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5706 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/6/04

PROFIT ANNOUNCEMENT

REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 Share Code REM

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 MARCH 2004

• DECREASE IN HEADLINE EARNINGS PER SHARE:	- 0.3%
• INCREASE IN ORDINARY DIVIDEND PER SHARE:	+ 14.9%
• SPECIAL DIVIDEND PER SHARE:	200 CENTS
• INTRINSIC VALUE PER SHARE:	R101.23
• FIVE YEAR COMPOUND GROWTH RATES:	
- HEADLINE EARNINGS PER SHARE	15.9% p.a.
- ORDINARY DIVIDEND PER SHARE	22.3% p.a.
• NEGATIVE CURRENCY IMPACT OF R520 MILLION COMPARED TO R243 MILLION GAIN THE PREVIOUS YEAR	

(ANNOUNCEMENT)

ABRIDGED CONSOLIDATED BALANCE SHEET

	2004 R'm	2003 R'm
ASSETS		
Property, plant and equipment	**3 408**	3 149
Biological agricultural assets	**85**	82
Investment properties	**22**	22
Goodwill and trade marks	**3 246**	3 361
Investments - Associated companies	**19 545**	19 844
- Other	**1 861**	109
Loans	**49**	49
Deferred taxation	**105**	88
Cash and cash equivalents	**3 446**	2 299
Other current assets	**1 762**	1 780
Total assets	**33 529**	30 783
EQUITY AND LIABILITIES		
Interest of own members	**29 766**	27 443
Minority interest	**1 700**	1 538
Total shareholders' equity	**31 466**	28 981
Interest-bearing loans	**277**	213
Other non-current liabilities	**541**	332
Other current liabilities	**1 245**	1 257
Total equity and liabilities	**33 529**	30 783
Net asset value per share (Rand)		
- At book value	**R59.38**	R54.19
- At intrinsic value		
- at year-end	**R101.23**	R77.23
- at 22 June 2004 (23 June 2003) *	**R101.57**	R87.42

* *These figures were not subject to audit.*

ABRIDGED CONSOLIDATED INCOME STATEMENT

	2004 R'm	2003 R'm
Revenue of the Company and its subsidiaries	**11 902**	11 212
Operating profit before depreciation	**1 621**	1 455
Depreciation	**(240)**	(201)
Finance costs	**(39)**	(45)
Profit from normal operations	**1 342**	1 209
Amortisation of goodwill	**(186)**	(166)
Net impairment of assets.	**4**	(24)
Exceptional items	**50**	1 245
Profit before tax	**1 210**	2 264
Taxation	**(415)**	(394)
Profit after tax of the Company and its subsidiaries	**795**	1 870
Share of after-tax profit of associated companies	**3 177**	7 262
- Profit from normal operations	**4 164**	4 421
- Amortisation of goodwill	**(357)**	(308)
- Impairment of goodwill and assets	**(26)**	(63)
- Exceptional items	**(604)**	3 212
Group profit after tax	**3 972**	9 132
Minority interest	**(335)**	(446)
Net profit for the year	**3 637**	8 686

Reconciliation of headline earnings:

	2004 R'm	2003 R'm
Basic earnings - Net profit for the year	3 637	8 686
Plus/(minus) – portion attributable to own members:		
- Amortisation of goodwill	**542**	473
- Impairment of goodwill and assets	**25**	72
- Exceptional items	**523**	(4 354)
- Net surplus, after taxation, on disposal of property, plant and equipment	**(8)**	(21)
Headline earnings	**4 719**	4 856

EARNINGS AND DIVIDENDS PER SHARE

	2004 Cents	2003 Cents
Headline earnings	**937.6**	940.1
- Diluted	**935.6**	937.8
Basic earnings	**722.7**	1 681.6
- Diluted	**721.1**	1 677.5
Dividends		
Ordinary	**285.00**	248.00
- Interim	**101.00**	88.00
- Final	**184.00**	160.00
Special	**200.00**	

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2004 R'm	2003 R'm
Balance at 1 April - as previously reported	**27 809**	24 062
Prior year adjustments	**(366)**	(39)
Adjusted balance at 1 April	**27 443**	24 023
Net fair value adjustment (AC 133)	**1 240**	-
Net profit for the year	**3 637**	8 686
Dividends paid	**(1 316)**	(1 666)
Exchange rate adjustments	**(694)**	(2 185)
Purchase of shares by wholly-owned subsidiary (treasury shares)	**(295)**	(704)
Net shares purchased by The Remgro Share Trust*	**(17)**	(277)
Other	**(232)**	(434)
Balance at 31 March	**29 766**	27 443

**Also accounted for as treasury shares*

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	2004 R'm	2003 R'm
Cash flow from operating activities	**1 678**	1 382
Taxation paid	**(363)**	(220)
Dividends received	**1 718**	2 215
Cash available from operating activities	**3 033**	3 377
Dividends paid	**(1 438)**	(1 765)
Net cash inflow from operating activities	**1 595**	1 612
Investing activities	**(528)**	(1 943)
Financing activities	**62**	(82)
Net increase/(decrease) in cash and cash equivalents	**1 129**	(413)
Cash and cash equivalents at the beginning of the year	**2 264**	2 677
Cash and cash equivalents at the end of the year	**3 393**	2 264
Cash and cash equivalents – per balance sheet	**3 446**	2 299
Bank overdraft	**(53)**	(35)

ADDITIONAL INFORMATION

	2004	2003
Number of shares in issue		
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352
Total number of shares in issue	**522 000 002**	522 000 002
Ordinary shares repurchased and held in treasury	**(16 442 602)**	(11 616 128)
Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares	**(4 236 087)**	(3 950 000)
	501 321 313	506 433 874
Weighted number of shares	**503 280 054**	516 517 429

In determining the headline and basic earnings per share the weighted number of shares was taken into account.

	2004 R'm	2003 R'm
Listed investments		
Associated		
- Book value	**8 104**	7 693
- Market value	**14 413**	10 911
Other		
- Book value	**1 795**	44
- Market value	**1 795**	47
Unlisted investments		
Associated		
- Book value	**11 441**	12 151
- Directors' valuation	**27 903**	23 369
Other		
- Book value	**66**	65
- Directors' valuation	**66**	74
Additions to and replacement of property, plant and equipment	**470**	388
Capital commitments	**490**	579
(Including amounts authorised, but not yet contracted for)		
Dividends received		
Dividends included in operating profit	**28**	10
Dividends from associated companies set off against investments	**2 156**	2 095
Interest received		
From unlisted investments and deposits	**334**	372
(Included in operating profit)		

ADDITIONAL INFORMATION – (Continued)

	2004 R'm	2003 R'm
Exceptional items		
Exceptional items of subsidiary companies:		
Net capital surplus on the sale of investments and businesses	**50**	1 244
Other	**-**	1
Total before taxation	**50**	1 245
Taxation	**(3)**	(22)
Total after taxation	**47**	1 223
Share of exceptional items of associated companies	**(604)**	3 212
Grand total	**(557)**	4 435
Attributable to minorities	**-**	(142)
Attributable to own members	**(557)**	4 293

COMMENTS

1. ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act and the Listing Requirements of the JSE Securities Exchange South Africa and incorporate accounting policies which are consistent with those of the previous financial year, with the exception of the consolidation of The Remgro Share Trust and the implementation of the South African Statements of Generally Accepted Accounting Practice, AC 133: Financial Instruments – Recognition and Measurement and AC 137: Agriculture.

2. PRIOR YEAR ADJUSTMENTS

Change in accounting policy

With effect from 1 April 2003 Remgro adopted AC 133: Financial Instruments - Recognition and Measurement and AC 137: Agriculture.

AC 133

In accordance with the transitional provisions of AC 133, Remgro and its subsidiaries recorded an after-tax cumulative adjustment surplus of R36 million as an opening balance adjustment to reserves to recognise the difference between the carrying values and fair values of financial instruments at 1 April 2003.

Due to the fact that the comparative figures are not restated under the transitional provisions of AC 133, certain items are not directly comparable on a line-for-line basis with that of prior financial years. The impact of AC 133 being applied by Remgro and its subsidiaries was an increase of R5 million in headline earnings (or 1.1 cents per share) for the year under review.

AC 137

As the effect of this accounting standard on Remgro's earnings for the year under review and for the comparative year was immaterial, the comparative income statement has not been restated. The comparative balance sheet has been restated as set out below.

Other adjustments

Restatement of comparative figures in respect of deferred taxation

Rainbow Chicken Limited restated its 2003 comparative figures, in order to comply with the accounting statement dealing with deferred taxation. The effect of this on Remgro's results for 2003 was a decrease in headline earnings of R50 million.

Consolidation of The Remgro Share Trust (the "trust")

In terms of the latest rules of the JSE Securities Exchange South Africa companies are obliged to consolidate share incentive trusts under certain circumstances. Comparative figures have been restated accordingly and the 4 236 087 (2003: 3 950 000) ordinary shares held in the trust for participants are accounted for as if they were treasury shares and are now also deducted from the issued number of shares in determining the weighted average number of shares. The cost price of the shares has been deducted from the Group's equity.

Restatement of comparative figures as a result of above-mentioned prior year adjustments:

	Year ended 31 March 2003 R'm
Income statement	
Headline earnings as previously reported	4 914
Consolidation of The Remgro Share Trust	(8)
Restatement of comparative figures in respect of deferred taxation	(50)
Restated headline earnings per share	4 856
Weighted number of shares in issue as previously reported	519 565 424
Restated weighted number of shares in issue	516 517 429
Headline earnings per share as previously reported (cents)	945.8
Restated headline earnings per share (cents)	940.1

Balance sheet	R'm
Decrease in reserves	(89)
Increase in treasury shares	277
Decrease in minority liabilities	(45)
Decrease in property, plant and equipment	(106)
Increase in biological agricultural assets – non-current assets	82
Decrease in loans	(277)
Increase in deferred tax assets	4
Increase in current assets	4
Increase in deferred tax liability	114
Increase in current liabilities	4

3. RESULTS

Headline earnings

Headline earnings for the year to 31 March 2004 decreased by 2.8% from R4 856 million to R4 719 million.

Headline earnings per share decreased by only 0.3% from 940.1 cents to 937.6 cents due to the favourable impact of the share repurchase programme.

The currency impact on translation of BAT's contribution to headline earnings as set out in the table below, declined from a favourable R243 million during 2003 to an unfavourable R520 million for the year under review.

Financial year:	2004	2003
Average exchange rate (£/R)	**12.1025**	15.0678
Closing exchange rate at year-end (£/R)	**11.5950**	12.4915
R&R/BAT's contribution (£m)	**174**	161
R&R/BAT's contribution (Rm)	**2 100**	2 423
Favourable/(unfavourable) currency impact (Rm)	**(520)**	243

Gencor Limited (Gencor) and Impala Platinum Limited's (Impala) contribution to Remgro's headline earnings decreased substantially as a result of the unbundling of Gencor's interest in Impala. Gencor was previously accounted for as an associated company and Impala is classified among "other investments" in 2004 and only dividend income is accounted for.

Analysis of comparable headline earnings (cents per share)
- (Excluding contributions by BAT, Gencor and Impala)

	2004	2003
Headline earnings as reported	**937.6**	940.1
Elimination of R&R/BAT's contribution	**(417.3)**	(469.1)
Elimination of Gencor and Impala's contribution	**(17.7)**	(43.1)
Comparable headline earnings after elimination of the above (+ 17.5%)	**502.6**	427.9

Basic Earnings

Basic earnings per share decreased by 57.0% to 722.7 cents. Basic earnings reflects earnings after goodwill amortisation and after exceptional items of a capital nature. During the previous year exceptional items amounted to a favourable R4 293 million, whilst in the current year it amounted to an unfavourable R557 million.

4. INTRINSIC VALUE

Remgro's intrinsic value per share increased by 31.1% from R77.23 at 31 March 2003 to R101.23 at 31 March 2004.

5. REVENUE

- of the Company and its subsidiaries

	2004 R'm	2003 R'm
Revenue, excluding dividends and interest	**9 384**	8 735
Dividends and interest	**2 518**	2 477
Total revenue	**11 902**	11 212

Due to the nature and composition of the Group, segmental analysis in respect of revenue is not meaningful.

6. SOURCE OF HEADLINE EARNINGS

	2004 R'm	2004 %	2003 R'm	2003 %
Trade mark interests	**2 181**	**46**	2 498	51
Financial services	**1 394**	**30**	1 121	23
Industrial interests	**715**	**15**	647	13
Mining interests	**171**	**4**	322	7
Corporate finance and other interests	**258**	**5**	268	6
	4 719	**100**	4 856	100

7. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by a one-third shareholding in R&R Holdings S.A., Luxembourg (R&R). The other two-thirds are held by Compagnie Financière Richemont SA (Richemont).

For the year under review, R&R's share of the results of BAT consisted of its 28.8% share of BAT's results for the six months to 30 September 2003 and its 29.4% share of BAT's results for the six months to 31 March 2004. The movement in R&R's percentage holding of BAT's ordinary capital is due to the share buy-back programme carried out by BAT during the year. The results for the comparative period reflected R&R's 31.5% effective interest for the nine months to 31 December 2002 and a lower interest of 27.9% for the three months to 31 March 2003.

The reduction in the effective interest resulted from the issue of warrants over the BAT convertible redeemable preference shares by R&R in January 2003 and the resultant change in the accounting treatment of the preference shares. As explained in the 2003 Annual Report, those BAT preference shares were treated as debt instruments from January 2003 and no longer equity accounted. This also resulted in those debt instruments being revalued to fair value and consequently Remgro last year recorded an exceptional gain of R3 204.4 million. The movement in the present value of the preference shares has therefore been recognized and accounted for accordingly. The deferred net warrant premium has been included in equity accounted income during the period under review.

BAT's attributable profit, excluding goodwill amortisation and exceptional items, before the movement in present value of the preference shares and dividends was 1.4% higher than the prior year. However, after taking the movement in present value into account, the results for 2004 were 0.7% below the prior year.

R&R's contribution to Remgro's headline earnings is made up as follows:

	2004 £'m	2003 £'m
Attributable profit of BAT before goodwill and exceptional items	**1 559**	1 538
Movement in present value of BAT preference shares and dividends	**(42)**	(10)
Adjusted attributable profit of BAT for the twelve months ended 31 March	**1 517**	1 528
R&R's share of the adjusted attributable profit of BAT:		
- 28.8% for 1 April 2003 to 30 September 2003	**232**	-
- 29.4% for 1 October 2003 to 31 March 2004	**208**	-
- 31.5% for 1 April 2002 to 31 December 2002	**-**	380
- 27.9% for 1 January 2003 to 31 March 2003	**-**	89
Movement in present value of BAT preference shares and dividends	**42**	10
R&R's other income	**8**	3
R&R's headline earnings for the year ended 31 March	**490**	482
Net warrant premium no longer deferred	**30**	-
R&R's adjusted headline earnings for the year ended 31 March	**520**	482
Remgro's $33^{1}/_{3}$% share thereof	**174**	161
	R'm	R'm
Translated at an average £/R rate of 12.1025 (2003: 15.0678)	**2 100**	2 423

In its financial year to 31 December 2003, BAT had shipments of 792 billion cigarettes, an increase of 2% over the prior year. BAT's four global "drive" brands, Kent, Dunhill, Lucky Strike and Pall Mall grew by 13% over the prior year. Kent's volume reached almost 30 billion, up 14%, while Dunhill, already over the 30 billion mark, was up 8%. Lucky Strike had a difficult time but performed more strongly as the year progressed. Pall Mall broke the 30 billion barrier for the first time, up 32%, largely due to an impressive performance in Italy.

During the year, BAT acquired Tabacalera Nacional S.A.A. in Peru and Duvanska Industrija Vranje in Serbia. Effective 31 December 2003, it also acquired Ente Tabacchi Italiani S.p.A. in Italy. The major transaction announced by BAT during the year was the proposed creation of Reynolds American, combining R.J. Reynolds (RJR) and the US businesses of BAT's American subsidiary, Brown and Williamson, to form Reynolds American, a holding company to be 58% owned by RJR shareholders and 42% owned by BAT. In addition, Lane Limited, BAT's US smoking tobacco and cigar business, will be sold by BAT to Reynolds American for $400 million in cash. Reynolds American will have a combined share of approximately one third of the US domestic market. Subject to regulatory approval, BAT anticipates that this transaction will be completed later this year.

BAT's operating profit, excluding goodwill and exceptional items, was 4% higher at £2 781 million, with higher contributions from Asia-Pacific, Latin America and Africa and Middle East regions. The profit growth at comparable rates of exchange would have been 3% as the impact of a stronger euro and South African rand more than offset the continued weakness of the US dollar and currency devaluations in Latin America.

During the year to December 2003, BAT's profit from the America-Pacific region was £955 million, down £23 million from the previous year, as US dollar exchange rate movements and the very difficult trading conditions in the US cigarette business were only partly offset by a strong profit increase from the rest of the region. Volumes were down 4% to 103 billion, as the increases from South Korea and Japan were more than offset by the impact of lower industry volumes in the US and Canada.

In Asia-Pacific, regional profit was up £10 million to £473 million over the prior year with outstanding performances in Australia, Malaysia, Vietnam and India, partially offset by reduced profit from Cambodia, Indonesia and duty free. Regional volumes remained constant.

In Latin America, profits were up £47 million to £440 million due to increases from many markets in the region and the first-time contribution from the acquisition in Peru. The excellent regional results were achieved despite the impact of currency devaluations compared to the previous year and difficult economic conditions in many of the countries. Volumes in the region declined by 2% mainly due to Brazil.

Total profit in Europe was down £11 million to £536 million despite the strengthening of the euro. While there were good performances in Eastern and Central Europe, led by Russia and Romania, these were insufficient to cover the lower profit generated in Western Europe. Volumes were up 7% with strong growth from Russia, Romania and Italy, partially offset by decreases in France and Germany.

In the Africa and Middle East region, profit at £337 million was up by £77 million. This very good performance was achieved despite the cost of continuing investments in this region and reflected generally good performances, as well as the favourable impact of the stronger South African rand. Volumes were up 7% and net turnover at comparable rates of exchange was 14% higher.

In the year to 31 December 2003, BAT carried out a detailed review of its manufacturing operations and organisational structure, including an initiative to reduce overheads and indirect costs, resulting in the consolidation of its manufacturing operations in the UK, a major restructuring of its business in Canada and an agreed closure plan for a factory in Belgium. The operating results for the year included an exceptional charge of £437 million for these restructuring activities. In addition, BAT also included in its exceptional items for the year a write down of a loan to a joint venture of £87 million and the loss on the disposal of a subsidiary of its Canadian operation of £76 million.

Using BAT's adjusted diluted earnings per share as an indicator of its underlying performance, in the year to December 2003 earnings grew by 4% to 69.21 pence per share, benefiting from the higher operating profit and the impact of its share buy-back programme. This trend continued in the quarter to March 2004 with adjusted earnings per share up 6% on the comparative period.

8. OTHER INVESTMENTS

The most important changes during the year under review were as follows:

Repurchase of Remgro shares

Remgro Investments (Proprietary) Limited (Remgro Investments)

During the first six months of the year under review, Remgro's wholly-owned subsidiary, Remgro Investments, acquired a further 4 826 474 ordinary Remgro shares (1.0% of the ordinary shares) at an average price of R61.22 for a total amount of R295.5 million. No shares were purchased during the second six months to 31 March 2004. Together with those acquired in the previous financial year, a total of 16 442 602 shares (3.4%) of the ordinary shares are held as treasury shares.

The Remgro Share Trust (the "trust")

During the year under review the trust bought 711 000 (2003: 3 950 000) ordinary Remgro shares at an average price of R65.43 (2003: R70.03) for a total amount of R46.5 million (2003: R276.6 million). During the period under review 424 913 shares were delivered to participants against payment thereof.

Total South Africa (Proprietary) Limited

On 30 April 2003 the shareholders of Total South Africa, namely Total France, Remgro and Old Mutual, restructured their shareholding and Total South Africa issued 25% of its voting capital to Tosaco (Proprietary) Limited (Tosaco), a black economic empowerment group, in exchange for cash. Total France now holds 50.1%, Remgro 24.9% and Tosaco 25.0% of Total South Africa on a fully diluted basis.

This transaction realised an after-tax capital surplus of R51 million which was accounted for as an exeptional item.

Gencor Limited (Gencor)

The unbundling of Gencor's interest in Impala Platinum Holdings Limited (Impala) by way of a dividend in specie was approved by Gencor's shareholders on 25 April 2003. Gencor shareholders received Impala shares on 18 June 2003. On 31 March 2004 Remgro's interest in Impala was 5.0%.

Sage Group Limited (Sage)

In June 2003 Sage raised additional capital in the amount of R350 million by way of an issue of shares to a consortium of investors, represented by, and including, AVASA Holdings Limited as well as a rights issue to all shareholders of Sage.

In terms of the rights issue and underwriting agreement, Remgro subscribed for 54 177 337 Sage shares for a total consideration of R87.5 million. On 31 March 2004 Remgro's effective interest in Sage was 21.8%.

Rainbow Chicken Limited (Rainbow)

During August 2003 Remgro acquired a further 11.1% in Rainbow at a cost of R119.3 million. Remgro's interest in Rainbow is now 64.2%.

Trans Hex Group Limited (Trans Hex)
In terms of a purchase option, 5 million Trans Hex shares were sold to Mvelaphanda Resources Limited during February 2004 for an amount of R54.0 million. The transaction realised an after-tax capital loss of R4 million which was accounted for as an exceptional item. Remgro's interest in Trans Hex decreased from 41.1% on 31 March 2003 to the current level of 34.2%.

Subsequent to the year-end:

BAT preference shares
The warrants issued by R&R in January 2003 over the BAT preference shares were exercised by the warrant holders in May of this year, resulting in the preference shares being converted into BAT ordinary shares. On 4 June 2004, R&R received £816 million in respect thereof. Given the increase in the number of ordinary shares as a consequence of the conversion, R&R's effective interest in the ordinary capital of BAT decreased to 27.9%. Remgro's effective interest in BAT is 9.3%.

9. CASH FLOW AND DIVIDENDS

The Company's cash at the centre amounted to R2 150 million at 31 March 2004.

Remgro's share of the proceeds received by R&R on 4 June 2004 in respect of the BAT preference shares amounts to approximately R3 300 million.

In view of this strong cash position, and notwithstanding the small decline in headline earnings for the year, the Board is of the opinion that dividend payments to shareholders should be as follows:

- **Ordinary dividend:**
  The ordinary dividend per share be increased by 14.9% from 248 cents to 285 cents for the 2004 financial year.

- **Special dividend:**
  An additional special dividend of 200 cents per share be paid to shareholders.

  The total distribution to shareholders in respect of the 2004 financial year is therefore R2 532 million and is made up as follows:

	R'm
Ordinary	
- Interim	527
- Final	961
- Total	1 488
Special	1 044
	2 532

The remaining cash resources are reserved for:

- Possible investment opportunities and;
- The repurchase of Remgro ordinary shares in the open market from time to time.

DIRECTORATE

Mr D Prins was appointed as an independent non-executive director on 23 June 2004.

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit reports on the comprehensive annual financial statements and the summarised financial statements are available for inspection at the registered office of the Company.

DIVIDENDS

Declaration of Dividend No 8

Notice is hereby given that a final dividend of 184 cents (2003: 160 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2004.

Together with the interim dividend of 101 cents per share paid during January 2004, total dividends for the financial year amounted to 285 cents per share.

Declaration of Special Dividend

Notice is hereby given that a special dividend of 200 cents per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each.

Dates of importance:

Last day to trade in order to participate in the final and special dividend	Friday, 13 August 2004
Trading on or after this date will be ex the final and special dividend	Monday, 16 August 2004
Record date	Friday, 20 August 2004
Payment date	Monday, 23 August 2004

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 16 August 2004, and Friday, 20 August 2004, both days inclusive.

On payment date, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to bank accounts, or alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with their Central Securities Depository Participant (CSDP) or broker.

The Annual Report will be posted to members during July 2004.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer / Deputy Chairman

Stellenbosch
23 June 2004

DIRECTORATE AND CORPORATE INFORMATION

Non-executive directors
Johann Rupert *(Chairman)*,
P E Beyers, G D de Jager*, J W Dreyer, P K Harris*,
E de la H Hertzog, E Molobi*, J F Mouton*,
D Prins*, F Robertson*, P G Steyn*
*(*Independent)*

Executive directors
M H Visser *(Chief Executive Officer/ Deputy Chairman)*,
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

Secretary
M Lubbe (Mrs)

Listing
JSE Securities Exchange South Africa
Sector: Financial – Investment Companies

American depositary receipt (ADR) program
Cusip number 75956M107   ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address and registered office
Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer office
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street,
Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.
Stellenbosch

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)
Corporate Finance

Website
www.remgro.com

ANNEXURE A

INTRINSIC NET ASSET VALUE

	Notes	Shares held million	Stock exchange closing price	£ million	Exchange rate	31 March 2004 R'm	31 March 2003 R'm
Trade mark interests							
R&R Holdings				2,028.2	11.5950	**23,517**	19,502
- BAT ordinary shares		201.4	818.5	1,648.8			
- BAT preference shares	1	40.3	695.8	280.3			
- BAT dividends received/accrued	2			82.9			
- Other net assets				16.2			
Distell Group		58.7	1,550			**909**	704
Financial services							
Absa Group		61.4	4,664			**2,863**	1,805
FirstRand		520.7	982			**5,113**	3,385
RMB Holdings		274.1	1,491			**4,087**	2,549
Sage Group		65.0	170			**111**	17
Sagecor						**11**	9
Industrial interests							
Rainbow Chicken		172.8	545			**942**	465
Transvaal Sugar						**1,073**	1,009
Unilever Bestfoods Robertsons						**1,754**	1,442
Wispeco						**268**	186
Air Products South Africa						**605**	423
Dorbyl		14.1	1,850			**260**	228
Henkel South Africa						**75**	13
Nampak		86.8	1,325			**1,150**	998
Total South Africa						**933**	1,198
Mining interests							
Gencor		38.0	12			**5**	1,330
Impala		3.3	51,565			**1,720**	-
Trans Hex Group		30.2	2,725			**823**	599
Other interests							
Caxton		7.8	880			**69**	43
Medi-Clinic Corporation		178.6	1,200			**2,143**	1,339
Sundry investments and loans						**72**	78
Other net assets						**98**	139
Cash at the centre	3					**2,150**	1,652
Intrinsic value						**50,751**	39,113
Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million)						**501.3**	506.4
INTRINSIC VALUE PER SHARE						**R101.23**	R77.23

Notes

1. The BAT preference shares and dividend have been valued on the discounted present value method.
2. Remgro's share of the BAT dividends is repatriated to South Africa annually after year-end.
3. Cash at the centre excludes cash held by subsidiaries and associates that are separately valued above.
4. The listed investments are valued at stock exchange prices and unlisted investments at directors' valuation.